SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 July 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ('Bank of Ireland')

Acquisition of Performing Commercial Loan Portfolio

30 July 2015
___________________________________________________________________________

Bank of Ireland, together with Ennis Property Finance Limited, an entity affiliated to Goldman Sachs and Feniton Property Finance Limited, an entity affiliated to CarVal, have agreed terms to acquire a commercial loan portfolio from Lloyds Banking Group plc. As part of the transaction, Bank of Ireland will acquire a portfolio of approximately €200 million performing commercial loans, comprising over 650 customers in the SME and CRE sectors. Ennis Property Finance Limited and Feniton Property Finance Limited will acquire the balance of the portfolio.

Mr Mark Cunningham, Director of Bank of Ireland Business Banking commented "Bank of Ireland is pleased to have been able to avail of this opportunity to demonstrate our ongoing focus on further growing and developing our strong position in serving the business banking sector in Ireland. We look forward to welcoming these new customers to Bank of Ireland and working with them as they seek to develop and grow their own businesses and enterprises".

Ends.

For further information please contact:

Bank of Ireland

Andrew Keating, Group Chief Financial Officer +353 (0)766 23 5141

Mark Spain, Director of Group Investor Relations +353 (0)766 23 4850

Pat Farrell, Head of Group Communications +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal', 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's financial position, future income, business strategy and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the impact on lending and other activity arising from emerging macro prudential policies; the performance and volatility of international capital markets; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost targets; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 30 July 2015